Exhibit 99.3

Investor Contact:	Media Contact:
Mike Avara	Michael Vooss
Horizon Lines	Vooss Hanemann Associates, Inc.
(704) 973-7027	(212) 877-9900
mavara@horizonlines.com	mike@voosshanemann.com

FOR IMMEDIATE RELEASE

HORIZON LINES TERMINATING PUERTO RICO OPERATIONS

CHARLOTTE, NC, November 11, 2014 – Horizon Lines, Inc. (OTCQB: HRZL) (“Horizon Lines” or the “Company”) today announced that it would cease providing liner service between the U.S. and Puerto Rico by the end of 2014 due to continuing losses without the prospect of future profitability.

Sea-Land Service, Inc. (“Sea-Land”) pioneered the marine container shipping industry and established Horizon Lines’ business on April 26, 1956, when the vessel Ideal-X sailed from Newark, New Jersey to Houston, Texas. Sea-Land introduced container shipping to the Puerto Rico market in 1958, which Horizon Lines has continued to the present.

“We have a 56-year history in the Puerto Rico trade and truly value the relationships we have established,” said Steve Rubin, President and Chief Executive Officer of Horizon Lines. “Unfortunately, a combination of factors, including uncertain prospects for the Puerto Rican economy, losses over recent years and more expected going forward, aging ships that we cannot afford to continue to maintain or replace, and upcoming large capacity additions by two other carriers has led to this difficult but prudent and necessary decision.”

In Puerto Rico, Horizon Lines has incurred substantial cumulative losses and negative cash flows in recent years, despite ongoing efforts to remain competitive. Horizon is currently serving the trade with two vessels built in the early 1970s that have become increasingly costly to operate and expensive to maintain. As recently as 2012, Horizon operated four vessels, but the Company had been forced to remove two vessels from the Puerto Rico service due to prolonged falling demand and the need to cut costs.

As an example of the challenges this aging fleet has posed, last month the Company chose to cease operating its Horizon Discovery in the Houston to San Juan trade route and has entered into an agreement to scrap this vessel. The Horizon Discovery built in 1968, would have required substantial expense to dry-dock for maintenance as required by federal law. The two vessels Horizon Lines presently operates in the trade are both required to be dry-docked similarly during 2015 at an estimated combined cost of $16-20 million. Furthermore, other carriers are scheduled to introduce four new, efficient vessels into service that will greatly expand capacity, further burdening Horizon Lines’ current, limited ability to offer ongoing service that can remain competitive.

Operations of the Puerto Rico service will be curtailed in a careful and orderly manner. The Company will cease liner service for domestic customers by the end of the year, however San Juan terminal services will continue to be provided into the first quarter of 2015. The Company will work closely with customers to assist them in identifying service alternatives.

The Company is expected to incur restructuring charges between $90 million to $100 million related to terminating its Puerto Rico operations. These charges include the cost of employee severance and termination benefits of $35 million to $45 million and costs of $55 million primarily related to equipment impairment and contract termination costs. Approximately $85 million to $95 million of the charges are expected to result in cash payments. These costs are preliminary estimates and are subject to change.

“On behalf of our entire Board and management team, I want to express our deep appreciation to our employees, customers, vendors, union partners, and the citizens of Puerto Rico for their efforts and support over the years,” said Mr.

Rubin. “During my short tenure as CEO we have made tough decisions to try to restore profitability in the hopes of continuing the service. In addition, management had explored several other strategic options in an attempt to maintain a presence in Puerto Rico, however none proved to be possible. This decision is a very painful and difficult one for all of us, but it is the only viable course of action for our Company given the circumstances.”

Horizon Lines, Inc. also announced today that it has entered into definitive agreements for a series of transactions that will result in the sale of the entire company, the first being the sale of its Hawaii business to The Pasha Group (“Pasha”), followed by Horizon Lines, Inc.’s subsequent acquisition by Matson, Inc. (“Matson”) (NYSE: MATX).

Horizon Lines’ decision to terminate its Puerto Rico service is independent of those transactions, and the Company intends to cease operations between the U.S. and Puerto Rico whether or not the transactions with Pasha and Matson are consummated.

About Horizon Lines

Horizon Lines, Inc. is one of the nation’s leading domestic ocean shipping companies and the only ocean cargo carrier serving all three noncontiguous domestic markets of Alaska, Hawaii and Puerto Rico from the continental United States. The company owns a fleet of 13 fully Jones Act qualified vessels and operates five port terminals in Alaska, Hawaii and Puerto Rico. A trusted partner for many of the nation’s leading retailers, manufacturers and U.S. government agencies, Horizon Lines, Inc. provides reliable transportation services that leverage its unique combination of ocean transportation and inland distribution capabilities to deliver goods that are vital to the prosperity of the markets it serves. The company is based in Charlotte, NC, and its stock trades on the over-the-counter market under the symbol HRZL.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “will,” “would,” “expect,” “estimate,” “schedule,” “anticipate,” “believe,” “intend,” “plan,” “projects,” “likely,” “could” and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include: the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements with Matson or Pasha; the risk that our stockholders may not approve the proposed transactions; the risk that the necessary regulatory approvals for the merger or the sale of the Hawaii business may not be obtained or may be obtained subject to conditions that are not anticipated; risks that either Matson or Pasha may not have sufficient funds to consummate their respective transactions with us; risks that our business may suffer as a result of uncertainties surrounding the proposed transactions; litigation or other legal proceedings relating to the proposed transactions or our plans; unexpected costs, charges or expenses resulting from the proposed transactions; risks that the actual costs incurred in implementing our plans will exceed our estimates; response by activist shareholders to the proposed transactions; risks related to the disruption of management time from ongoing business operations due to the proposed transactions; the effect of the announcement of the proposed transactions and our plans, including impact on the Company’s relationships with customers, suppliers, regulators, and employees; other risks to the consummation of the transactions, including the risk that the transactions will not be consummated within the expected time period or at all; operational and other complications that may arise affecting the implementation of our plans and business objectives; our ability to dispose of assets and the disposition prices thereof; unfavorable economic conditions in the markets we serve; or changes in laws and regulations.

In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this press release (including the exhibits hereto) might not occur. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, even if experience or future developments make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

See the section entitled “Risk Factors” in our Form 10-K for the fiscal year ended December 22, 2013, as filed with the SEC for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements.

Additional Information and Where to Find It

In connection with the transaction with Matson, the Company intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”) and mail it to its stockholders. Stockholders of the Company are urged to read the proxy statement and the other relevant material when they become available because they will contain important information about the Company, Matson, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT

MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER. The proxy statement and other relevant materials relating to the proposed merger (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website (http://www.sec.gov) or at the Company’s website (http://www.horizonlines.com) or by writing to the Company’s Secretary at 4064 Colony Road, Charlotte, NC 28211.

Participants in the Solicitation

This press release is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the transaction with Matson. Information about the Company’s directors and executive officers and their ownership of Company Common Stock is set forth in the proxy statement on Schedule 14A filed with the SEC on April 15, 2014, the Annual Report on Form 10-K for the fiscal year ended December 22, 2013. Additional information regarding the identity of the potential participants, and their direct or indirect interests in the merger, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with SEC in connection with the merger.

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